PRIMERO APPOINTS WENDY KAUFMAN AS CHIEF FINANCIAL OFFICER

Toronto, Ontario, September 22, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today announced the appointment, effective as of September 29, 2014, of Ms. Wendy Kaufman as Chief Financial Officer, reporting to the Chief Executive Officer. Ms. Kaufman, a Chartered Professional Accountant, comes to the Company with 20 years of financial management experience in the mining sector. She has served in a variety of senior executive positions, most recently as Vice President, Finance and Treasury at Inmet Mining Corporation. Ms. Kaufman will be based in Toronto.

Ms. Kaufman will be replacing Mr. David Blaiklock who has elected not to relocate with the transfer of the Company’s finance team to Toronto. Mr. Blaiklock, who has been with Primero for 5 years, will remain with the Company until early-2015 to support the Company in a transition role.

"On behalf of the senior management and board of directors of Primero, I would like to welcome Wendy to the Primero management team,” said Joseph F. Conway, Chief Executive Officer. “Wendy’s track record of strong financial leadership within the mining industry will benefit Primero as we continue on our path of delivering superior value for all stakeholders. On behalf of everyone at Primero I’d also like to thank David for his valuable contribution in building Primero into the emerging mid-tier gold producer that it is today. We wish him well in his future endeavors.”

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada.

Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com